Exhibit 99.1

New Product Launch and Business Update

London, UK - 7 September 2023 - Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (Arqit), a leader in quantum-safe encryption, today announced the launch of its third application product, Arqit WalletSecure™. Arqit sells a core Symmetric Key Agreement Platform-as-a-Service which can be used for any encryption task. This announcement follows the launch of Arqit’s first two applications - TradeSecure™ and NetworkSecure™ - earlier this year. TradeSecure™ provides a Symmetric Key Agreement upgrade for digital assets used by banks for international payments and for use in global trade finance and NetworkSecure™ provides a Symmetric Key Agreement upgrade for firewalls and has already been integrated with the products of two market leading firewall vendors.

The third application product WalletSecure™ makes any Ethereum-based digital wallet used to store and transact digital asset transactions quantum-safe. Arqit believes that the mainstream adoption of digital assets is accelerating and that providing long term security is important to financial services company adoption of digital asset technology. The company hopes to announce initial customers for this product in the next few months. More detail can be found at https://info.arqit.uk/walletsecure.

Following Arqit’s launch of its new channel partner distribution strategy in December 2022, it has entered into channel partnerships with several major global technology vendors to integrate Arqit’s software into their products for general sale to customers. Recently added to the channel partnerships announced in December (Fortinet, Dell, AWS) are Juniper, SecureCloud+ and SNC MS UK.

Based on discussions on the Arqit software with certain public sector organisations and public statements on symmetric encryption by various standards bodies it is clear that the need for the use of Arqit’s product to generate quantum-safe networking is rising.

The NSA said publicly that it “considers the use of pre-shared symmetric keys in a standards compliant fashion to be a better near-term post-quantum solution than implementation of experimental postquantum asymmetric algorithms”. Arqit has noted that its technology is compatible with NSA Symmetric Key Management Requirements Annex v2.1.

The company is currently continuing to negotiate a possible disposal of the satellite division with a number of parties, however the outcome of those negotiations remains uncertain.

Arqit began generating revenues through its new OEM channel partnerships in the current fiscal year. With a core platform being adopted by system integrators in the US, Europe, Middle East and Asia-Pacific, three applications finding customers in specific vertical markets, and standards bodies aligning with the use of symmetric encryption, Arqit believes that it has the right strategy to continue to build its business.

As previously announced beginning in July, Arqit reduced its monthly operating costs to approximately $3.2 million, and has cash and cash equivalents as of August 31, 2023 of $31 million, including proceeds from shares issued under its at-the-market equity offering program.

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About Arqit

Arqit supplies a unique Symmetric Key Agreement Platform-as-a-Service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Arqit’s Symmetric Key Agreement Platform delivers a lightweight software agent that allows devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and operate over zero trust networks. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The Product sits within a growing portfolio of granted patents but also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. Arqit was recently awarded the Innovation in Cyber award at the UK National Cyber Awards and Cyber Security Software Company of the Year Award at the UK Cyber Security Awards. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Gateway: arqit@gateway-grp.com

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Gateway: arqit@gateway-grp.com

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to convert its pipeline into contracts or orders in backlog into revenue, (vi) the potential inability of Arqit to successfully deliver its operational technology, (vii) the risk of interruption or failure of Arqit’s information technology and communications system, (viii) the enforceability of Arqit’s intellectual property, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 14 December 2022 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.